SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2003

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

Page

PART I

FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Earnings	1
Consolidated Balance Sheets	3
Consolidated Statements of Cash Flows	4
Consolidated Statement of Shareholders’ Equity	5
Notes to Consolidated Financial Statements	6
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
ITEM 3
Quantitative and Qualitative Disclosures About Market Risk	45
ITEM 4
Controls and Procedures	47
PART II
OTHER INFORMATION
ITEM 1
Legal Proceedings	48
ITEM 6
Exhibits and Reports on Forms 8-K/6-K	50
(a) Exhibits	50
(b) Reports on Form 8-K/6-K	50
Signatures	51

(i)

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1
Financial Statements
Consolidated Statements of Earnings
For the three months ended September 30, 2003 and 2002
(unaudited)
(in thousands, except per share data)

	2003	2002

Net revenue:
Dialysis Care	$1,018,092	$941,866
Dialysis Products	391,349	343,550

	1,409,441	1,285,416
Costs of revenue:
Dialysis Care	730,723	689,337
Dialysis Products	215,282	176,518

	946,005	865,855
Gross profit	463,436	419,561
Operating expenses:
Selling, general and administrative	253,593	240,987
Research and development	12,780	12,019

Operating income	197,063	166,555
Other (income) expense:
Interest income	(2,657)	(3,488)
Interest expense	55,344	55,768

Income before income taxes and minority interest	144,376	114,275
Income tax expense	56,493	43,473
Minority interest	563	1,078

Net income	$87,320	$69,724

Basic and fully diluted income per Ordinary share	$0.90	$0.72

Basic and fully diluted income per Preference share	$0.92	$0.73

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Statements of Earnings

For the nine months ended September 30, 2003 and 2002
(unaudited)
(in thousands, except share data)

	2003	2002

Net revenue:
Dialysis Care	$2,940,711	$2,734,807
Dialysis Products	1,134,364	991,393

	4,075,075	3,726,200
Costs of revenue:
Dialysis Care	2,134,821	2,008,804
Dialysis Products	617,116	513,077

	2,751,937	2,521,881
Gross profit	1,323,138	1,204,319
Operating expenses:
Selling, general and administrative	736,133	661,537
Research and development	37,258	31,912

Operating income	549,747	510,870
Other (income) expense:
Interest income	(9,254)	(9,438)
Interest expense	168,668	185,787

Income before income taxes and minority interest	390,333	334,521
Income tax expense	152,059	124,414
Minority interest	1,593	2,699

Net income	$236,681	$207,408

Basic income per Ordinary share	$2.44	$2.15

Fully diluted income per Ordinary share	$2.44	$2.14

Basic income per Preference share	$2.50	$2.19

Fully diluted income per Preference share	$2.50	$2.18

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Balance Sheets

At September 30, 2003 and December 31, 2002
(in thousands, except share data)

	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$62,386	$64,793
Trade accounts receivable, less allowance for doubtful accounts of $163,442 in 2003 and $159,763 in 2002	1,217,496	914,302
Accounts receivable from related parties	59,916	41,332
Inventories	427,040	372,222
Prepaid expenses and other current assets	256,128	239,172
Deferred taxes	193,403	189,879

Total current assets	2,216,369	1,821,700
Property, plant and equipment, net	962,362	917,868
Intangible assets	578,603	550,321
Goodwill	3,266,342	3,192,651
Deferred taxes	34,524	35,741
Other assets	343,414	261,668

Total assets	$7,401,614	$6,779,949

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$155,284	$185,949
Accounts payable to related parties	128,801	98,992
Accrued expenses and other current liabilities	569,260	469,228
Accrual for special charge for legal matters	174,549	191,130
Short-term borrowings	105,346	124,964
Short-term borrowings from related parties	95,497	6,000
Current portion of long-term debt and capital lease obligations	56,989	22,394
Income tax payable	240,078	178,690
Deferred taxes	24,544	18,027

Total current liabilities	1,550,348	1,295,374
Long-term debt and capital lease obligations, less current portion	1,126,247	1,089,210
Other liabilities	140,651	150,685
Pension liabilities	97,914	100,326
Deferred taxes	240,523	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,198,561	1,145,281
Minority interest	13,814	22,522

Total liabilities	4,368,058	3,972,770
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,540
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,741,877	2,736,913
Retained earnings	283,515	154,595
Accumulated other comprehensive loss	(290,870)	(383,363)

Total shareholders’ equity	3,033,556	2,807,179

Total liabilities and shareholders’ equity	$7,401,614	$6,779,949

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2003 and 2002
(unaudited)
(in thousands)

	2003	2002

Operating Activities:
Net income	$236,681	$207,408
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	158,983	159,680
Loss on early redemption of trust preferred securities, net of tax	—	11,777
Change in deferred taxes, net	44,589	28,132
(Gain) loss on sale of fixed assets	(1,224)	141
Compensation expense related to stock options	1,165	929
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	29,655	5,896
Inventories	(20,048)	(20,512)
Prepaid expenses, other current and non-current assets	31,400	9,274
Accounts receivable from/ payable to related parties	(5,079)	1,160
Accounts payable, accrued expenses and other current and non-current liabilities	(20,586)	(37,196)
Income tax payable	47,092	28,577

Net cash provided by operating activities	502,628	395,266

Investing Activities:
Purchases of property, plant and equipment	(141,390)	(186,461)
Proceeds from sale of property, plant and equipment	12,665	29,560
Acquisitions and investments, net of cash acquired	(78,813)	(72,507)

Net cash used in investing activities	(207,538)	(229,408)

Financing Activities:
Proceeds from short-term borrowings	64,591	70,354
Repayments of short-term borrowings	(99,144)	(49,609)
Proceeds from short-term borrowings from related parties	94,787	49,120
Repayments of short-term borrowings from related parties	(6,000)	(29,658)
Proceeds from long-term debt	927,727	416,010
Principal payments of long-term debt and capital lease obligations	(908,026)	(176,753)
Redemption of trust preferred securities	—	(376,200)
(Decrease) increase of accounts receivable securitization program	(265,683)	14,556
Proceeds from exercise of stock options	471	543
Dividends paid	(107,761)	(76,743)
Redemption of Series D Preferred Stock of subsidiary	(8,906)	—
Change in minority interest	(282)	1,393

Net cash used in financing activities	(308,226)	(156,987)

Effect of exchange rate changes on cash and cash equivalents	10,729	(411)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(2,407)	8,460
Cash and cash equivalents at beginning of period	64,793	61,572

Cash and cash equivalents at end of period	$62,386	$70,032

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Statement of Shareholders’ Equity

For the nine months ended September 30, 2003 (unaudited) and year ended December 31, 2002
(in thousands, except share data)

							Accumulated other
	Preference Shares		Ordinary Shares				comprehensive loss

	Number		Number		Additional		Foreign		Minimum
	of	No par	of	No par	paid in	Retained	currency	Cash Flow	Pension
	shares	value	shares	value	capital	earnings	translation	Hedges	Liability	Total

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$—	$2,616,744
Proceeds from exercise of options	12,067	28			522					550
Compensation expense related to stock options					1,126					1,126
Dividends paid						(76,743)				(76,743)
Comprehensive income
Net income						289,790				289,790
Other comprehensive income related to:
Cash flow hedges								33,501		33,501
Foreign currency translation adjustment							(38,432)			(38,432)
Minimum pension liability									(19,357)	(19,357)

Comprehensive income										265,502

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179

Proceeds from exercise of options					471					471
Compensation expense related to stock options					1,165					1,165
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					3,328					3,328
Comprehensive income
Net income						236,681				236,681
Other comprehensive income related to:
Cash flow hedges								45,050		45,050
Foreign currency translation adjustment							47,443			47,443

Comprehensive income										329,174

Balance at September 30, 2003	26,188,575	$69,540	70,000,000	$229,494	$2,741,877	$283,515	$(299,381)	$27,868	$(19,357)	$3,033,556

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements

(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

      Fresenius Medical Care AG (“FMS” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for kidney dialysis treatment.

Basis of Presentation

a)	Basis of Consolidation

      The consolidated financial statements at September 30, 2003 and for the three-and nine-month periods ended September 30, 2003 and 2002 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2002 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

      The results of operations for the three- and nine-month periods ended September 30, 2003 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2003.

b)	Classifications

      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 13).

      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of Grace’s Chapter 11 Proceedings. During the second quarter of 2003, the court supervising Grace’s Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committees representing asbestos creditors and W.R. Grace.

      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies. In November of 2003, the Company settled without litigation all claims raised by the final group of insurance companies who had contacted the Company concerning allegations of inappropriate billing practices and misrepresentations. The cost of the settlement will be charged against previously established accruals (See Note 13).

      The remaining amount of the special charge ($30,636 pretax) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      Based on these developments, the Company has reduced its estimate for the settlement and related costs of the Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the Grace matter has been

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from the commercial insurers and other merger-related legal matters).

      At September 30, 2003, there is a remaining balance of $174,549 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the three and nine months ended September 30, 2003, $4,545 and $16,581 million, respectively, in charges were applied against the accrued special charge for legal matters.

3.	Variable Interest Entities

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties or the equity investors lack the essential characteristics of a controlling financial interest. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and applies in the first year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46 these clinics are consolidated if the Company is determined to be the primary beneficiary. The Company, however, has not completed its analysis. The Company also participates in a joint venture which is engaged in the perfusion industry. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities generate approximately $160,000 in annual revenue. This includes approximately $21,000 related to variable interest entities in which the Company is not the primary beneficiary. The Company has investments, other long term assets and receivables of approximately $40,000 which represent the Company’s maximum exposure to loss as a result of its involvement with the variable interest entities.

4.	Related Party Transactions

      During the second quarter of 2003 the Company acquired Fresenius AG’s adsorber business for a purchase price of $24,586. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of extracorporeal blood treatments. The acquisition was accounted for as a transaction under common control.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

5.	Debt and Capital Lease Obligations

      At September 30, 2003 and December 31, 2002, long term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2003	2002

Senior credit agreement	$914,900	$861,900
Capital leases	10,411	10,645
Euro-notes	149,728	134,758
Other	108,197	104,301

	1,183,236	1,111,604
Less current maturities	(56,989)	(22,394)

	$1,126,247	$1,089,210

2003 Senior Credit Agreement

      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000. On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $1,500,000 was voluntarily reduced to $1,400,000 and the interest rate on the new credit facility (Loan C, see below) was 25 basis points lower than on Loan B, which was repaid.

      The credit facilities are:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010. Loan B was repaid as agreed in Amendment 1 to the 2003 Senior Credit Agreement under which the Lenders have made available to the Company a term loan facility (“Loan C”) in the amount of $400,000. The proceeds of Loan C, together with cash on hand, were used to voluntarily and permanently repay Loan B under the 2003 Senior Credit Agreement.

•	a term loan facility (“Loan C”) of $400,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended. The terms of Loan C require quarterly payments totaling $1,000 per quarter beginning with the third quarter of 2003.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. The initial interest rate for Loan B was LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the revolving credit facility not used. The initial interest rate for Loan C is LIBOR plus 2.25% or the base rate plus 1.25%, which is 25 basis points less than the former Loan B. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment.

      In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.

      The amended 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions generally no less restrictive than those of the previous senior credit agreement. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $130,000 in 2003 and increases in subsequent years. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of September 30, 2003, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.

6.	Redemption of Trust Preferred Securities

      On February 14, 2002, the Company redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. The Company redeemed the securities at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. At that time an extraordinary loss of $11,777 was recorded as a result of the early redemption of debt, consisting of $16,200 of redemption premium and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit. As of January 1, 2003 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections in regard to SFAS No. 4. As a result, the loss is no longer presented as an extraordinary loss, but is presented in interest expense, with the related income tax effect included in income taxes.

7.     Acquisitions

      During the nine months ended September 30, 2003, the Company acquired certain health care and distribution facilities, including the adsorber business of Fresenius AG (see Note 4), for a total consideration of $86,876. $78,813 of the total consideration was paid in cash.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

8.     Inventories

      As of September 30, 2003 and December 31, 2002, inventories consisted of the following:

	September 30,	December 31,
	2003	2002

Raw materials and purchased components	$88,665	$79,760
Work in process	32,107	26,233
Finished goods	238,972	196,830
Health care supplies	67,296	69,399

Inventories	$427,040	$372,222

9.     Intangible Assets and Goodwill

      The carrying value and accumulated amortization of intangible assets are as follows:

	September 30, 2003		December 31, 2002

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

Amortizable intangible assets
Patient relationships	$255,506	$(204,576)	$249,069	$(191,571)
Patents	17,613	(14,468)	14,395	(12,317)
Distribution rights	22,167	(8,495)	10,226	(5,886)
Other	165,349	(82,614)	155,317	(72,217)

	$460,635	$(310,153)	$429,007	$(281,991)

	Carrying	Carrying
	amount	amount

Non-amortizable intangible assets
Tradename	$220,959	$220,249
Management contracts	207,162	183,056

	$428,121	$403,305

Intangible assets	$578,603	$550,321

      Amortization expense for amortizable intangible assets at September 30, 2003 is estimated to be $8,496 for the remainder of 2003, $26,257 for 2004, $23,593 for 2005, $17,816 for 2006 and $13,267 for 2007.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Goodwill

      The carrying amount of goodwill developed as follows:

	North
	America	International	Corporate

Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired, net	21,940	34,897	56,837
Reclassifications	(9,647)	254	(9,393)
Currency translation	—	26,247	26,247

Balance as of September 30, 2003	$2,952,619	$313,723	$3,266,342

10.     Minority Interest

      On February 4, 2003, the Company and Fresenius Medical Care Holdings, Inc. (“FMCH”) announced that FMCH was exercising its right to redeem all of the outstanding shares of Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace & Co. to form the Company.

      Commencing on March 28, 2003, Class D Shares that were properly transferred to, and received by, the redemption agent were redeemed at a redemption price of $0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of $8,906. This transaction had no earnings impact for the Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH’s capital stock.

11.     Stock Options

      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the three and nine months ended September 30, 2003 and 2002.

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2003	2002	2003	2002

Net income:
As reported	$87,320	$69,724	$236,681	$207,408
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	209	212	1,165	929
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,998)	(2,986)	(7,939)	(8,741)

Pro forma	$85,531	$66,950	$229,907	$199,596

Basic net income per:
Ordinary share
As reported	$0.90	$0.72	$2.44	$2.15
Pro forma	$0.88	$0.69	$2.37	$2.06
Preference share
As reported	$0.92	$0.73	$2.50	$2.19
Pro forma	$0.90	$0.71	$2.42	$2.11
Fully diluted net income per:
Ordinary share
As reported	$0.90	$0.72	$2.44	$2.14
Pro forma	$0.88	$0.69	$2.37	$2.06
Preference share
As reported	$0.92	$0.73	$2.50	$2.18
Pro forma	$0.90	$0.71	$2.42	$2.10

      During the nine months ended September 30, 2003, 614,092 options were granted to employees and no options were granted to board members. As of September 30, 2003, members of the Management Board held 350,824 options and employees held 3,876,059 options. In the first nine months of 2003, 67,952 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 22,651 Ordinary shares to employees and remitted approximately $471 to the Company. During the same period, 6,120 Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital. During this time no options were exercised or cancelled in the 1996 plan.

      During the nine months ended September 30, 2003, no stock options were exercised under FMC 98 Plan 1 or FMC 98 Plan 2. During the same period, 81,551 stock options were cancelled under FMC 98 Plan 1 and 6,872 were cancelled under FMC 98 Plan 2.

      No convertible bonds were exercised and 51,040 were cancelled under the 2001 International Stock Incentive Program in the first nine months of 2003.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2003 and 2002.

	For the three months
	ended September 30,

	2003	2002

Numerators:
Net income	$87,320	$69,724
less:
Preference on Preference shares	441	390

Income available to all classes of shares	$86,879	$69,334

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,188,575	26,188,575

Total weighted average shares outstanding	96,188,575	96,188,575
Potentially dilutive Preference shares	193,642	—

Total weighted average shares outstanding assuming dilution	96,382,217	96,188,575
Total weighted average Preference shares outstanding assuming dilution	26,382,217	26,188,575
Basic and fully diluted income per Ordinary share	$0.90	$0.72
Plus preference per Preference shares	0.02	0.01

Basic and fully diluted income per Preference share	$0.92	$0.73

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months
	ended September 30,

	2003	2002

Numerators:
Net income	$236,681	$207,408
less:
Preference on Preference shares	1,302	1,089

Income available to all classes of shares	$235,379	$206,319

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,188,575	26,184,034

Total weighted average shares outstanding	96,188,575	96,184,034
Potentially dilutive Preference shares	82,575	104,987

Total weighted average shares outstanding assuming dilution	96,271,150	96,289,021
Total weighted average Preference shares outstanding assuming dilution	26,271,150	26,289,021
Basic income per Ordinary share	$2.44	$2.15
Plus preference per Preference shares	0.06	0.04

Basic income per Preference share	$2.50	$2.19

Fully diluted income per Ordinary share	$2.44	$2.14
Plus preference per Preference shares	0.06	0.04

Fully diluted income per Preference share	$2.50	$2.18

12.     Pension Plans

      During the first quarter of 2002, the Company recorded a gain of approximately $13,100 resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully vested and frozen benefits for all employees.

13.     Commitments and Contingencies

Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, the Company reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace and Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The U.S. District Court has approved the Settlement Agreement.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to the Company’s payment obligation, this litigation will be dismissed with prejudice.

      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that the Company does not infringe on patents held by Baxter International, Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against the Company for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storages, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against the Company seeking monetary damages and

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

injunctive relief, and alleging that the Company willfully infringes on the Baxter patents. The Company believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

      In November 2003, the Company settled without litigation all claims raised by the final group of insurance companies who had contacted the Company concerning allegations of inappropriate billing practices and misrepresentations. The costs of the settlement will be charged against previously established accruals. See “Accrued Special Charge for Legal Matters” below.

Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlement with insurers are charged against this accrual. While the Company believes that its remaining accruals reasonably estimate the Company’s currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

14.	Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $3,802 ($5,819 pretax) at September 30, 2003 are deferred in accumulated other comprehensive loss and will be reclassified into earnings over the next 12 months.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax gains of $77,089 ($127,560 pretax) at September 30, 2003 were deferred in accumulated other comprehensive loss and will be reclassified into earnings as a component of the forecasted transactions in the same period as the forecasted transactions affects earnings.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Interest Rate Risk Management

      The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from short-term and long-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After tax losses of $52,804 ($88,032 pretax) at September 30, 2003, were deferred in accumulated other comprehensive loss.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After tax losses of $219 ($381 pretax) at September 30, 2003, were deferred in accumulated other comprehensive loss.

      The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

15.	Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income, referred to as earnings before interest and taxes (EBIT) in previous filings. In addition to operating income, management

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement and indentures relating to the Company’s trust preferred securities. The information in the table below under reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

      Approximately 45% of the Company’s worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

      Information pertaining to the Company’s business segments for the three-and nine-month periods ended September 30, 2003 and 2002 is set forth below:

	North
	America	International	Corporate	Total

Nine months ended September 30, 2003
Net revenue external customers	$2,861,889	$1,213,186	$—	$4,075,075
Inter-segment revenue	1,244	27,312	(28,556)	—

Total net revenue	2,863,133	1,240,498	(28,556)	4,075,075

EBITDA	477,606	248,723	(17,599)	708,730
Depreciation and amortization	(90,134)	(67,373)	(1,476)	(158,983)

Operating income	387,472	181,350	(19,075)	549,747

Segment assets	5,297,788	2,055,567	48,259	7,401,614
Capital expenditures and acquisitions(1)	99,019	121,175	9	220,203
Nine months ended September 30, 2002
Net revenue external customers	$2,768,079	$958,121	$—	$3,726,200
Inter-segment revenue	1,172	19,577	(20,749)	—

Total net revenue	2,769,251	977,698	(20,749)	3,726,200

EBITDA	471,309	210,516	(11,275)	670,550
Depreciation and amortization	(107,749)	(50,575)	(1,356)	(159,680)

Operating income	363,560	159,941	(12,631)	510,870

Segment assets	5,005,238	1,627,970	32,412	6,665,620
Capital expenditures and acquisitions(2)	143,434	115,514	20	258,968

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	North
	America	International	Corporate	Total

Three months ended September 30, 2003
Net revenue external customers	$977,710	$431,731	$—	$1,409,441
Inter-segment revenue	372	9,546	(9,918)	—

Total net revenue	978,082	441,277	(9,918)	1,409,441

EBITDA	165,865	91,094	(5,900)	251,059
Depreciation and amortization	(29,250)	(24,254)	(492)	(53,996)

Operating income	136,615	66,840	(6,392)	197,063

Capital expenditures and acquisitions	29,039	48,090	3	77,132
Three months ended September 30, 2002
Net revenue external customers	$947,122	$338,294	$—	$1,285,416
Inter-segment revenue	800	5,931	(6,731)	—

Total net revenue	947,922	344,225	(6,731)	1,285,416

EBITDA	151,354	72,225	(2,326)	221,253
Depreciation and amortization	(35,916)	(17,753)	(1,029)	(54,698)

Operating income	115,438	54,472	(3,355)	166,555

Capital expenditures and acquisitions	54,984	48,440	2	103,426

(1)	North America and International acquisitions exclude $3,956 and $4,107, respectively, of non-cash acquisitions in 2003

(2)	International acquisitions exclude $8,026 of non-cash acquisitions in 2002

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$256,959	$223,579	$726,329	$681,825
Total depreciation and amortization	(53,996)	(54,698)	(158,983)	(159,680)
Corporate expenses	(5,900)	(2,326)	(17,599)	(11,275)
Interest income	2,657	3,488	9,254	9,438
Interest expense	(55,344)	(55,768)	(168,668)	(185,787)

Total income before income taxes and minority interest	$144,376	$114,275	$390,333	$334,521

Total operating income of reporting segments	203,455	169,910	568,822	523,501
Corporate expenses	(6,392)	(3,355)	(19,075)	(12,631)
Interest income	2,657	3,488	9,254	9,438
Interest expense	(55,344)	(55,768)	(168,668)	(185,787)

Total income before income taxes and minority interest	$144,376	$114,275	$390,333	$334,521

Depreciation and amortization
Total depreciation and amortization of reporting segments	53,504	53,669	157,507	158,324
Corporate depreciation and amortization	492	1,029	1,476	1,356

Total depreciation and amortization	$53,996	$54,698	$158,983	$159,680

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

16.     Supplementary Cash Flow Information

      The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended
	Sept. 30,

	2003	2002

Supplementary cash flow information:
Cash paid for interest	$192,127	$165,062

Cash paid for income taxes	$57,808	$68,344

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$140,273	$91,108
Liabilities assumed	(46,838)	(9,160)
Transaction under common control with Fresenius AG	(3,328)	—
Notes assumed in connection with acquisition	(8,063)	(8,026)

Cash paid	82,044	73,922
Less cash acquired	(3,231)	(1,415)

Net cash paid for acquisitions	$78,813	$72,507

17.     Supplemental Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of September 30, 2003 and December 31, 2002 and for the nine-months ended September 30, 2003 and 2002, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the combining information. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally, dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FMS AG. Under the 2003 Senior Credit Agreement (see Note 5), intercompany dividends are no longer restricted.

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$606,073	$—	$4,145,165	$(676,163)	$4,075,075
Cost of revenue	—	388,514	—	3,034,601	(671,178)	2,751,937

Gross profit	—	217,559	—	1,110,564	(4,985)	1,323,138

Operating expenses:
Selling, general and administrative	7,567	82,207	—	633,123	13,236	736,133
Research and development	1,396	25,885	—	9,977	—	37,258

Operating (loss) income	(8,963)	109,467	—	467,464	(18,221)	549,747

Other (income) expense:
Interest, net	25,392	9,906	47,502	105,243	(28,629)	159,414
Other, net	(296,541)	61,103	(182,534)	—	417,972	—

Income before income taxes and minority interest	262,186	38,458	135,032	362,221	(407,564)	390,333
Income tax expense (benefit)	25,505	41,570	(19,001)	139,433	(35,448)	152,059

Income (loss) before minority interest	236,681	(3,112)	154,033	222,788	(372,116)	238,274
Minority interest	—	—	—	—	1,593	1,593

Net income (loss)	$236,681	$(3,112)	$154,033	$222,788	$(373,709)	$236,681

	For the nine months period ended September 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$497,428	$—	$3,755,568	$(526,796)	$3,726,200
Cost of revenue	—	305,059	—	2,737,344	(520,522)	2,521,881

Gross profit	—	192,369	—	1,018,224	(6,274)	1,204,319

Operating expenses:
Selling, general and administrative	8,570	75,066	—	577,492	409	661,537
Research and development	82	22,815	—	9,015	—	31,912

Operating (loss) income	(8,652)	94,488	—	431,717	(6,683)	510,870

Other (income) expense:
Interest, net	15,446	5,708	59,861	122,318	(26,984)	176,349
Other, net	(265,519)	54,744	(147,477)	—	358,252	—

Income before income taxes and minority interest	241,421	34,036	87,616	309,399	(337,951)	334,521
Income tax expense (benefit)	34,013	34,577	(23,944)	119,935	(40,167)	124,414

Income (loss) before minority interest	207,408	(541)	111,560	189,464	(297,784)	210,107
Minority interest	—	—	—	—	2,699	2,699

Net income (loss)	$207,408	$(541)	$111,560	$189,464	$(300,483)	$207,408

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At September 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$953	$234	$—	$61,199	$—	$62,386
Trade accounts receivable, less allowance for doubtful accounts	—	107,112	—	1,110,384	—	1,217,496
Accounts receivable from related parties	640,247	306,557	209,587	1,333,233	(2,429,708)	59,916
Inventories	—	116,424	—	364,558	(53,942)	427,040
Prepaid expenses and other current assets	10,027	15,999	63	228,615	1,424	256,128
Deferred taxes	—	—	—	169,189	24,214	193,403

Total current assets	651,227	546,326	209,650	3,267,178	(2,458,012)	2,216,369
Property, plant and equipment, net	44	85,656	—	902,756	(26,094)	962,362
Intangible assets	542	5,096	—	572,965	—	578,603
Goodwill	—	3,188	—	3,263,154	—	3,266,342
Deferred taxes	—	—	—	21,852	12,672	34,524
Other assets	3,621,409	26,953	3,582,317	1,214,759	(8,102,024)	343,414

Total assets	$4,273,222	$667,219	$3,791,967	$9,242,664	$(10,573,458)	$7,401,614

Current liabilities:
Accounts payable	$319	$20,514	$—	$134,451	$—	$155,284
Accounts payable to related parties	398,819	341,700	791,910	1,196,497	(2,600,125)	128,801
Accrued expenses and other current liabilities	66,555	79,405	2,695	419,703	902	569,260
Accrual for special charge for legal matters	—	—	—	174,549	—	174,549
Short-term borrowings	33	—	—	105,313	—	105,346
Short-term borrowings from related parties	15,497	—	—	80,000	—	95,497
Current portion of long-term debt and capital lease obligations	658	1,506	4,000	50,825	—	56,989
Income tax payable	131,223	—	—	108,855	—	240,078
Deferred taxes	18,834	4,788	—	10,500	(9,578)	24,544

Total current liabilities	631,938	447,913	798,605	2,280,693	(2,608,801)	1,550,348
Long term debt and capital lease obligations, less current portion	248,590	1,336	1,101,429	884,199	(1,109,307)	1,126,247
Long term borrowings from related parties	353,409	—	—	—	(353,409)	—
Other liabilities	—	4,600	—	131,925	4,126	140,651
Pension liabilities	704	44,107	—	53,103	—	97,914
Deferred taxes	5,025	3,510	—	218,724	13,264	240,523
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,198,561	—	1,198,561
Minority interest	—	—	7,412	—	6,402	13,814

Total liabilities	1,239,666	501,466	1,907,446	4,767,205	(4,047,725)	4,368,058
Shareholders’ equity:	3,033,556	165,753	1,884,521	4,475,459	(6,525,733)	3,033,556

Total liabilities and shareholders’ equity	$4,273,222	$667,219	$3,791,967	$9,242,664	$(10,573,458)	$7,401,614

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At December 31, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$488	$151	$—	$64,154	$—	$64,793
Trade accounts receivable, less allowance for doubtful accounts	—	101,294	—	813,008	—	914,302
Accounts receivable from related parties	616,292	269,637	207,337	1,254,944	(2,306,878)	41,332
Inventories	—	93,935	—	315,906	(37,619)	372,222
Prepaid expenses and other current assets	3,043	17,220	—	217,485	1,424	239,172
Deferred taxes	—	—	—	172,401	17,478	189,879

Total current assets	619,823	482,237	207,337	2,837,898	(2,325,595)	1,821,700
Property, plant and equipment, net	84	78,320	—	864,980	(25,516)	917,868
Intangible assets	759	5,535	—	544,027	—	550,321
Goodwill	—	2,869	—	3,189,782	—	3,192,651
Deferred taxes	—	—	—	22,778	12,963	35,741
Other assets	3,284,550	20,252	2,712,725	1,101,666	(6,857,525)	261,668

Total assets	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

Current liabilities:
Accounts payable	$434	$21,505	$—	$164,010	$—	$185,949
Accounts payable to related parties	384,456	303,039	761,733	1,135,046	(2,485,282)	98,992
Accrued expenses and other current liabilities	32,229	58,606	—	374,910	3,483	469,228
Accrual for special charge for legal matters	—	—	—	191,130	—	191,130
Short-term borrowings	13	—	—	124,951	—	124,964
Short-term borrowings from related parties	—	—	—	6,000	—	6,000
Current portion of long-term debt and capital lease obligations	—	1,771	—	20,623	—	22,394
Income tax payable	95,715	—	—	82,975	—	178,690
Deferred taxes	16,403	5,184	—	6,676	(10,236)	18,027

Total current liabilities	529,250	390,105	761,733	2,106,321	(2,492,035)	1,295,374
Long term debt and capital lease obligations, less current portion	249,416	1,985	435,529	897,620	(495,340)	1,089,210
Long term borrowings from related parties	315,979	—	—	—	(315,979)	—
Other liabilities	—	4,333	—	141,723	4,629	150,685
Pension liabilities	567	36,299	—	63,460	—	100,326
Deferred taxes	2,825	2,585	—	150,714	13,248	169,372
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,145,281	—	1,145,281
Minority interest	—	—	16,318	—	6,204	22,522

Total liabilities	1,098,037	435,307	1,213,580	4,505,119	(3,279,273)	3,972,770
Shareholders’ equity:	2,807,179	153,906	1,706,482	4,056,012	(5,916,400)	2,807,179

Total liabilities and shareholders’ equity	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$236,681	$(3,112)	$154,033	$222,788	$(373,709)	$236,681
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(171,212)	—	(182,534)	—	353,746	—
Depreciation and amortization	1,476	18,340	—	146,080	(6,913)	158,983
Change in deferred taxes, net	2,380	(319)	—	37,731	4,797	44,589
Gain on sale of investments	(8,737)	(95)	—	—	8,832	—
Loss (gain) on sale of fixed assets	—	142	—	(1,366)	—	(1,224)
Compensation expense related to stock options	1,165	—	—	—	—	1,165
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	5,186	—	24,469	—	29,655
Inventories	—	(11,502)	—	(21,216)	12,670	(20,048)
Prepaid expenses and other current and non-current assets	(3,971)	2,820	2,477	30,772	(698)	31,400
Accounts receivable from/ payable to related parties	(41,768)	(1,768)	27,926	17,276	(6,745)	(5,079)
Accounts payable, accrued expenses and other current and non-current liabilities	28,201	13,816	2,695	(62,375)	(2,923)	(20,586)
Income tax payable	23,644	—	(19,001)	42,449	—	47,092

Net cash provided by (used in) operating activities	67,859	23,508	(14,404)	436,608	(10,943)	502,628

Investing Activities:
Purchases of property, plant and equipment	(9)	(16,760)	—	(129,902)	5,281	(141,390)
Proceeds from sale of property, plant and equipment	1	585	—	12,079	—	12,665
Disbursement of loans to related parties	79,487	—	(632,507)	—	553,020	—
Acquisitions and investments, net of cash acquired	(53,943)	(6,076)	—	(63,597)	44,803	(78,813)

Net cash provided by (used in) investing activities	25,536	(22,251)	(632,507)	(181,420)	603,104	(207,538)

Financing activities:
Short-term borrowings, net	14,805	—	—	39,429	—	54,234
Long-term debt and capital lease obligations, net	(6,056)	(1,194)	656,207	(76,236)	(553,020)	19,701
Decrease of accounts receivable securitization program	—	—	—	(265,683)	—	(265,683)
Proceeds from exercise of stock options	471	—	—	—	—	471
Dividends paid	(107,761)	—	—	(9,745)	9,745	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	51,510	(51,510)	—
Change in minority interest	—	—	(390)	(1,485)	1,593	(282)

Net cash (used in) provided by financing activities	(98,541)	(1,194)	646,911	(262,210)	(593,192)	(308,226)

Effect of exchange rate changes on cash and cash equivalents	5,611	20	—	4,067	1,031	10,729

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	465	83	—	(2,955)	—	(2,407)
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$953	$234	$—	$61,199	$—	$62,386

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$207,408	$(541)	$111,560	$189,464	$(300,483)	$207,408
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(224,823)	—	(147,477)	—	372,300	—
Depreciation and amortization	1,356	14,406	—	148,925	(5,007)	159,680
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	599	(761)	—	33,001	(4,707)	28,132
(Gain) loss on sale of fixed assets	—	(43)	—	184	—	141
Compensation expense related to stock options	929	—	—	—	—	929
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(10,187)	—	16,083	—	5,896
Inventories	—	(7,179)	—	(16,732)	3,399	(20,512)
Prepaid expenses and other current and non-current assets	(2,561)	3,162	1,119	7,526	28	9,274
Accounts receivable from/ payable to related parties	60,300	14,661	59,132	(20,497)	(112,436)	1,160
Accounts payable, accrued expenses and other current and non-current liabilities	(677)	5,879	—	(43,899)	1,501	(37,196)
Income tax payable	18,361	—	(23,944)	34,160	—	28,577

Net cash provided by operating activities	62,949	19,398	390	357,934	(45,405)	395,266

Investing Activities:
Purchases of property, plant and equipment	(20)	(18,759)	—	(175,427)	7,745	(186,461)
Proceeds from sale of property, plant and equipment	—	837	—	28,723	—	29,560
Disbursement of loans to related parties	77,938	—	—	—	(77,938)	—
Acquisitions and investments, net of cash acquired	(76,728)	—	—	(70,277)	74,498	(72,507)

Net cash provided by (used in) investing activities	1,190	(17,922)	—	(216,981)	4,305	(229,408)

Financing activities:
Short-term borrowings, net	13,817	—	—	26,390	—	40,207
Long-term debt and capital lease obligations, net	(1,246)	(1,309)	—	163,874	77,938	239,257
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	14,556	—	14,556
Proceeds from exercise of stock options	543	—	—	—	—	543
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	74,522	(74,522)	—
Dividends paid	(76,743)	—	—	(34,985)	34,985	(76,743)
Change in minority interest	—	—	(390)	(916)	2,699	1,393

Net cash used in financing activities	(63,629)	(1,309)	(390)	(132,759)	41,100	(156,987)

Effect of exchange rate changes on cash and cash equivalents	(507)	17	—	79	—	(411)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	3	183	—	8,274	—	8,460
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$19	$216	$—	$69,797	$—	$70,032

PART I

FINANCIAL INFORMATION

ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002

The Company

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

      The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2002 Annual Report on Form 20-F.

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	changes in reimbursement rates;

•	technological developments in our industry;

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

•	uncertainties in litigation;

•	regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

      Developments in any of these areas, which are more fully described in Part I, “Item 3 — Key Information” and in “Item 5 — Operating and Financial Review and Prospects” of our 2002 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

Overview

      Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

      You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 15 of the Notes to Condensed Consolidated Financial Statements.

      We generated approximately 45% of our worldwide revenue for the first nine months of 2003 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

      We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

      Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See Part II Item 1 — “Legal Proceedings.”

Results of Operations

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

	For the three
	months ended
	September 30,

	2003	2002

	(unaudited)

	(in millions)
Total revenue
North America	$979	$948
International	441	344

Totals	1,420	1,292

Inter-segment revenue
North America	1	1
International	10	6

Totals	11	7

Total net revenue
North America	978	947
International	431	338

Totals	1,409	1,285

EBITDA
North America	166	151
International	91	72
Corporate	(6)	(2)

Totals	251	221

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

	For the three
	months ended
	September 30,

	2003	2002

	(unaudited)

	(in millions)
Amortization and depreciation
North America	29	36
International	24	18
Corporate	1	—

Totals	54	54

Operating income
North America	137	115
International	67	54
Corporate	(7)	(2)

Totals	197	167

Interest income	2	3
Interest expense	(55)	(56)
Income tax expense	(56)	(43)
Minority interest	(1)	(1)

Net income	$87	$70

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

	For the nine
	months ended
	September 30,

	2003	2002

	(unaudited)

	(in millions)
Total revenue
North America	$2,864	$2,769
International	1,240	978

Totals	4,104	3,747

Inter-segment revenue
North America	2	1
International	27	20

Totals	29	21

Total net revenue
North America	2,862	2,768
International	1,213	958

Totals	4,075	3,726

EBITDA
North America	478	471
International	249	211
Corporate	(18)	(11)

Totals	709	671

Amortization and depreciation
North America	90	107
International	67	51
Corporate	2	2

Totals	159	160

Operating income
North America	387	364
International	181	160
Corporate	(18)	(13)

Totals	550	511

Interest income	9	9
Interest expense	(169)	(186)
Income tax expense	(152)	(124)
Minority interest	(1)	(3)

Net Income	$237	$207

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

September 30, 2003 compared to three months ended September 30, 2002

      Net revenues for the three months ended September 30, 2003 increased by 10% (7% at constant exchange rates) to $1,409 million from $1,285 million for the comparable period in 2002. Dialysis care revenue grew by 8% to $1,018 million (7% at constant exchange rates) in the third quarter of 2003 mainly due to growth in treatments, acquisitions and the transfer of billing for Medicare peritoneal dialysis patients from Dialysis Products (Method II billing) to Dialysis Services (Method I billing). Dialysis product revenue increased by 14% to $391 million (6% at constant exchange rates) in the same period. The gross profit margin of 32.9% in the three months ended September 30, 2003 was up slightly from the same period in 2002. Depreciation and amortization expense for the third quarter of 2003 was $54 million, the same as in 2002.

      Selling, general and administrative costs increased from $241 million in the third quarter of 2002 to $254 million in the third quarter of 2003 and decreased from 18.7% to 18.0% as a percentage of sales in the third quarter of 2003 compared to the third quarter of 2002. Net income for the period was $87 million as compared to $70 million in 2002.

      At September 30, 2003 we owned, operated or managed 1,540 clinics compared to 1,450 clinics at September 30, 2002. During the third quarter of 2003, we acquired 17 clinics, opened 26 clinics and combined 12 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 110,100 at September 30, 2002 to 117,600 at September 30, 2003. Approximately 4,548,000 treatments were provided in the third quarter of 2003, an increase of 9% from approximately 4,172,000 treatments in the third quarter of 2002. Average third quarter revenue per treatment for world-wide dialysis services decreased from $226 in 2002 to $224 in 2003, mainly due to a decrease in revenue per treatment in North America.

      We employed 43,305 people as of September 30, 2003 compared to 40,895 people at the same time in 2002, an increase of 6%.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Revenue

      Net revenue for the North America segment for the three months ended September 30 grew by 3% from $947 million in 2002 to $978 million in 2003. Dialysis care revenue increased 5% from $834 million in the third quarter of 2002 to $873 million in the same period of 2003. The growth in dialysis care revenue resulted primarily from a 6% increase in treatment volume reflecting base business growth (4%), the impact of 2003 and 2002 acquisitions (1%), and the transfer of billing for Medicare peritoneal dialysis patients from Method II billing (invoiced by Dialysis Products) to Method I billing (invoiced by Dialysis Care) (1%). The increase in revenue was partially offset by a decrease in the average revenue per treatment from $282 to $279. The decrease in revenue rate per treatment is primarily due to the change from Method II to Method I billing and decreased ancillary revenues. Excluding laboratory testing average revenue per treatment decreased from $272 in the third quarter of 2002 to $269 during the same period in 2003 for the same reasons listed above. There were no Medicare and Medicaid rate changes in 2002 or the first three quarters of 2003. Medicare and Medicaid accounted for over 64% of North America dialysis services revenue. In the third quarter of 2003, the administration of erythropoietin (“EPO”) represented approximately 24% of total revenue.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

      At September 30, 2003, approximately 81,700 patients were being treated in the 1,100 clinics that we own, operate or manage in the North America segment, compared to approximately 78,700 patients treated in 1,070 clinics at September 30, 2002.

      Dialysis products revenue decreased 7% from $113 million to $105 million. Dialysis product sales in the third quarter of both 2003 and 2002 include the sales of machines to a third party leasing company which are leased back by our dialysis services division. Dialysis product sales in the third quarter 2002 also include Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in the third quarter 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized in the services division and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies. Net available external market sales increased by 4% to $96 million in the third quarter of 2003 as compared to $92 million in 2002. The detail is as follows:

	Three months	Three months
	ended	ended
	September 30, 2003	September 30, 2002

Dialysis product sales	105,128	113,018
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(8,405)	(12,176)
less method II and other	—	(8,458)
less sales related to adsorber business	(1,012)	—

Product sales to available external market	95,711	92,384

EBITDA

      EBITDA for the North America segment increased from $151 million in 2002 to $166 million in 2003. The EBITDA margin increased from 16.0% to 17.0%. The increase of 1% was mainly caused by operating improvements.

Depreciation and Amortization

      Depreciation and amortization decreased from 4% ($36 million) of revenue in the third quarter of 2002 to 3% ($29 million) in the same period in 2003. The decrease was mainly due to completion of amortization of certain National Medical Care patient relationships and other intangible assets which were fully amortized in fourth quarter of 2002.

Operating income

      Operating income for the North America segment increased 18%, from $115 million to $137 million. The operating income margin increased from 12.2% to 14.0% due to the reasons mentioned above for EBITDA margin and the above-mentioned full amortization of patient relationships and other intangible assets.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

International Segment

Revenue

      Net revenue for the International segment during the three months ended September 30, grew by 28% (16% at constant exchange rates) from $338 million in 2002 to $431 million in 2003. Acquisitions contributed approximately $19 million (6%). Organic growth during the period was 10% ($34 million). Positive currency translation effects contributed $40 million (12%) to the revenue growth, principally attributable to strengthening of the euro. Including the effects of acquisitions, the European region revenue increased $69 million, a 30% increase (15% at constant exchange rates), the Latin America region revenue increased $16 million or 48% (39% at constant exchange rates), while the Asia Pacific region revenue increased $8 million or 12% (8% at constant exchange rates).

      Total dialysis care revenue increased by 35% (22% at constant exchange rates) to $145 million in the third quarter of 2003 from $108 million the same period of 2002. This increase is a result of base business growth of $12 million combined with $11 million in growth from acquisitions with approximately $14 million due to currency translation.

      As of September 30, 2003, approximately 35,900 patients were being treated at 440 clinics that we own, operate or manage in the International segment compared to 31,400 patients treated at 380 clinics at September 30, 2002. The average revenue per treatment increased from $89 to $103. This increase was mainly due to currency effect, mainly the strengthening of the euro against the U.S. dollar. At constant exchange rates, the revenue per treatment was $93.

      Total dialysis product revenue increased by 24% (13% at constant exchange rates) to $286 million for the three months ended September 30, 2003 compared to the same period in 2002.

EBITDA

      EBITDA for the International segment was $91 million for the third quarter of 2003 compared to $72 million in the third quarter of 2002, an increase of 26% (12% at constant exchange rates). Our EBITDA margin decreased from 21.3% to 21.1% mainly due to lower product margins as a result of price pressure in Europe and changes in the distribution system in Asia Pacific.

Depreciation and Amortization

      Depreciation and amortization increased slightly from 5.2% ($18 million) to 5.6% ($24 million) of revenues for the three months ended September 30, 2003 compared to 2002.

Operating Income

      Operating income for the International segment for the third quarter of 2003 increased 23% (an 8% increase at constant exchange rates) over the same period in 2002 to $67 million.

      Our operating income margin decreased from 16.1% to 15.5%. This decrease was caused by the same factors that affected International segment EBITDA margin.

Latin America

      Our subsidiaries in Latin America contributed approximately $50 million (4%) of our worldwide revenue in the third quarter of 2003 compared to approximately $34 million (3%) of our worldwide revenue in 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

EBITDA increased from $1 million to $6 million and operating income increased from $0 to $4 million in 2003 compared to 2002. Our operations in Latin America were affected by the financial crisis and currency devaluations in Brazil, Columbia and other Latin America countries whereas the Argentine Peso has recovered slightly. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin.

      A worsening of the crisis in Latin America, a further devaluation of Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America could result in an impairment of long lived assets and goodwill. The annual impairment test will be performed in the fourth quarter of 2003.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating loss was $(7) million in the three months ended September 30, 2003 compared to $(2) million in the same period of 2002.

      The following discussions pertain to our total Company costs.

Interest

      Interest expense for the third quarter of 2003 decreased slightly to $55 million from $56 million in the same period in 2002.

Income Taxes

      The effective tax rate for the three months ended September 30, 2003 was 39.1% compared to 38.0% during the same period in 2002. This was caused by an increase of additional general tax provisions and an increase in German tax rates in 2003.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

      Net revenues for the nine months ended September 30, 2003 increased by 9% (6% at constant exchange rates) to $4,075 million from $3,726 million for the comparable period in 2002. Dialysis care revenue grew by 8% to $2,941 million (6% at constant exchange rates) in the first three quarters of 2003 mainly due to the growth in treatments, acquisitions and the transfer of billing for Medicare peritoneal dialysis patients from Method II billing to Method I billing. Dialysis product revenue increased by 14% to $1,134 million (5% at constant exchange rates) in the same period. The gross profit margin was virtually unchanged at 32% in the nine months ended September 30, 2003 compared to the same period in 2002. Depreciation and amortization expense for the first three quarters of 2003 was $159 million compared to $160 million in 2002.

      Selling, general and administrative costs increased from $662 million in the first nine months of 2002 to $736 million in the same period of 2003. Selling, general and administrative costs as a percentage of sales increased from 17.8% in the three quarters of 2002 compared to 18.1% in the same period of 2003. Excluding the one-time pension curtailment gain of $13.1 million which reduced selling, general and administrative expenses for the first nine months of 2002, selling, general and administrative costs as a percentage of revenues remained

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

stable. Selling, general and administrative costs benefited from the full amortization relating to patient relationships and other intangible assets recorded in the 1996 merger. This positive effect was offset by higher selling, general and administrative expenses as percentage of revenue mainly due to growth in the international regions which have higher selling, general and administrative expenses. Net income for the period was $237 million compared to $207 million in 2002. Net income in the first nine months of 2002 was impacted by the $12 million loss attributable to the early redemption of trust preferred securities.

      In the first nine months of 2003, 13.2 million treatments were provided. This represents an increase of 9% over the same period in 2002. Same store treatment growth was 5% with additional growth of 3% from acquisitions. The remaining 1% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II to Method I in North America.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Revenue

      Net revenue for the North America segment for the nine months ended September 30, 2003 grew by 3% from $2,768 million in 2002 to $2,862 million in 2003. Dialysis care revenue increased by 5% from $2,432 to $2,542 million. For the first nine months the administration of EPO represented approximately 23% of total revenue.

      9.2 million dialysis treatments were provided in the first nine months of 2003, an increase of 7%. Same store treatment growth was 4% and 1% resulted from acquisitions. The remaining 2% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II to Method I. This reclassification of patients was the main cause of a 5% decrease in dialysis product revenue from $336 million to $320 million in the first nine months of 2003 as compared to the same period in 2002.

      Dialysis product sales in the first three quarters of both 2003 and 2002 include the sales of machines to a third party leasing company which are leased back by our dialysis services division. Dialysis product sales in the first nine months of 2002 also includes Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in first nine months of 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized in the services division and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies. Net

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

available external market sales increased by 5% in the first nine months of 2003 over the comparable period 2002. The detail is as follows:

	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Dialysis product sales	319,892	335,919
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(31,079)	(32,057)
less Method II and other	29	(29,975)
less sales related to adsorber business	(1,795)	—

Product sales to available external market	287,047	273,887

EBITDA

      EBITDA for the North America segment increased by 1% from $471 million to $478 million. The EBITDA margin decreased from 17.0% to 16.7%. Excluding the one-time pension curtailment gain partially offset by severance and related payroll costs recorded in the first nine months of 2002 the EBITDA margin was stable.

Depreciation and Amortization

      Depreciation and amortization decreased from 4% ($108 million) of revenue in the first nine months of 2002 to 3% ($90 million) in the same period of 2003. The decrease was mainly due to the completion of amortization of certain National Medical Care patient relationships and other intangible assets in the fourth quarter of 2002.

Operating income

      Operating income for the North America segment increased by 7%, from $364 million to $387 million due to lower depreciation and amortization offset by the factors affecting EBITDA. The operating income margin increased from 13.1% in the first nine months of 2002 to 13.5% in the same period in 2003. This increase was caused by the completion of amortization relating to patient relationships and other intangible assets acquired in the 1996 merger offset by the same factors causing the decrease in the EBITDA margin.

International Segment

Revenue

      Net revenue for the International segment during the nine months ended September 30, 2003 grew by 27% (13% at constant exchange rates) from $958 million in 2002 to $1,213 million in 2003. Acquisitions contributed approximately $40 million (4%). Organic growth during the period was 9% ($83 million) at constant exchange rates. This increase was improved by a $132 million (14%) exchange rate effect. Including the effects of the acquisitions, the European region revenue increased $205 million, a 31% increase (11% increase at constant exchange rates), the Asia Pacific region revenue increased $28 million or 15% (9% at constant exchange rates), while the Latin America region revenue increased $22 million or 20% (32% at constant exchange rates).

      Total dialysis care revenue increased during 2003 by 32% (19% at constant exchange rates) to $399 million in 2003 from $303 million the same period of 2002. This increase is a result of base business growth of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

$32 million combined with $27 million in growth from acquisitions improved by approximately $37 million due to exchange rate fluctuations.

      Total dialysis product revenue for 2003 increased by 24% (10% at constant exchange rates) to $814 million.

EBITDA.

      EBITDA for the International segment for the nine months ended September 30, 2002 increased 18% (1% at constant rates) from $211 million to $249 million. Our EBITDA margin decreased from 22.0% to 20.5%. The main causes of this were lower sales in the Middle East due to political instability, price pressure in Europe and changes in the distribution system in Asia Pacific.

Depreciation and Amortization

      Depreciation and amortization increased from 5% ($51 million) to 6% ($67 million) of revenues for the first nine months of 2003 compared to 2002 mainly as a result of the expansion of production facilities in Europe and Asia Pacific.

Operating income

      Operating income for the International segment for the first nine months of 2003 increased 13% (a 4% decrease at constant rates) to $181 million. Our operating income margin decreased from 16.7% to 14.9%, due to the factors responsible for the decrease of EBITDA margin above.

Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our operating income in the first nine months of 2003. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in Latin America whereas the Argentine Peso has recovered slightly. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin.

      In the first nine months of 2003, sales in Latin America increased 20% (32% at constant exchange rates) and operating income increased 14% (17% at constant exchange rates) compared to the first nine months of 2002. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill. The annual impairment test will be performed in the fourth quarter of 2003.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating loss was $(18) million in the nine months ended September 30, 2003 compared to $(13) million in the same period of 2002.

      The following discussions pertain to our total Company costs.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

Interest

      Interest expense for 2003 decreased 9% compared to the same period in 2002 due to the charge recorded in the first quarter of 2002 for the redemption of trust preferred securities. See Note 6 “Redemption of Trust Preferred Securities” in the unaudited consolidated financial statements.

Income Taxes

      The effective tax rate for the nine-month period ending September 30, 2003 was 39.0% compared to 37.3% during the same period in 2002. This increase was caused by an increase of additional general tax provisions and an increase in German tax rates in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Cash Flow

Operations

      We generated cash from operating activities of $503 million in the nine months ended September 30, 2003 and $395 million in the comparable period in 2002, an increase of approximately 27% over the prior year. Cash flows benefited from improved accounts receivable collections, lower prepaid expenses and other current assets and lower income tax payments. We classify the cash outflows from our accounts receivable securitization program in the amount of $266 million as a financing activity.

Investing

      Cash used in investing activities decreased from $229 million to $208 million mainly because of decreased purchases of property, plant and equipment. In the first nine months of 2003, we paid approximately $79 million ($27 million for the North American segment and $52 million for the International segment) cash for acquisitions consisting primarily of the adsorber business acquired from Fresenius AG and dialysis clinics. In the same period in 2002, we paid approximately $73 million ($37 million for the North American segment and $36 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

      In addition, capital expenditures for property, plant and equipment net of disposals were $129 million for the nine months ended September 30, 2003 and $157 million for the comparable period in 2002. In 2003, capital expenditures were $65 million in the North America segment and $64 million for the International segment. In 2002, capital expenditures were $80 million in the North America segment and $77 million for the International segment. The majority of our capital expenditures were used for equipment in new clinics. improvements to existing clinics, and expansion of production facilities. Net capital expenditures were approximately 3% of total revenue.

Financing

      Net cash used in financing was $308 million in the first nine months of 2003 compared to $157 million in the same period of 2002. Our financing needs decreased due to higher operating cash flow and lower payments for investing activities slightly offset by higher dividend payments and payments for the redemption of the FMCH Class D Preferred Stock. Cash on hand was $62 million at September 30, 2003 compared to $70 million at September 30, 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

      On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of the $1.5 billion was voluntarily reduced to $1.4 billion and the interest rate on the new credit facility (Loan C) was by 25 basis points lower than the interest rate on Loan B which was repaid. Funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $266 million of the accounts receivable facility.

      On March 28, 2003, FMCH redeemed all of the outstanding shares of FMCH’s Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

      On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit agreement. A loss of $12 million after tax was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus a $4 million write-off of associated debt issuance costs, less a $8 million tax benefit.

      Further financing was provided by Fresenius AG, amounting to $95 million.

Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2003, approximately 45% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      At the Annual General Meeting on May 22, 2003, the Ordinary shareholders approved a dividend distribution of €0.94 per Ordinary share and €1.00 per Preference share. The total amount approved was €92 million which was equivalent to approximately $108 million. All dividends were paid by the end of May.

      On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

Nova Scotia, and certain other financial institutions (collectively, the “Lenders”). Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003 the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount was voluntarily reduced to $1.4 billion and the interest rate was 25 basis points lower for Loan C than Loan B, which was repaid. The credit facilities are a revolving facility of $500 million a term loan facilities of $500 million (Loan A) and a term loan facility of $400 million (Loan C) (see note 5 in the unaudited consolidated financial statements).

      The proceeds of Loan C, together with cash from operations, were used to voluntarily and permanently repay Loan B, a $500 million term loan facilities under the 2003 Senior Credit Agreement. We used the initial borrowings under the 2003 Senior Credit Agreement to refinance outstanding borrowings under our prior senior credit agreement and for repaying $266 million of the accounts receivable facility.

      At September 30, 2003, we had approximately $422 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

      Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

      Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $130 million in 2003, increasing in the following years), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of September 30, 2003, we are in full compliance with all financial covenants under the 2003 Senior Credit Agreement.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008. However, Loan C under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 23, 2003, when we extended its maturity to October 22, 2004. Funds from the 2003 Senior Credit Agreement were used to pay down $266 million of the accounts receivable facility in the first nine months of 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments which may become payable in 2004.

Recently Issued Accounting Standards

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $11.8 million, net of taxes of $7.7 million, as a result of the early redemption of debt (see Note 6 of our unaudited consolidated financial statements). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for certain obligations undertaken, relating its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 do not materially impact the Company’s financial statements.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and / or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated by the primary beneficiary. The interpretation becomes effective at various dates in 2003, is fully

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2003 and 2002 — (Continued)

effective for periods ending after December 15, 2003 and provides various transition rules. See Note 3 in the unaudited consolidated financial statements.

      On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on the Company’s financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on the Company’s financial statements.

PART I

FINANCIAL INFORMATION

ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

      The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks

      We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks

      At September 30, 2003, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Results of Operations — International Segment.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

      During the nine-month period ended September 30, 2003, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (Continued)

Financial Statements — Note 1(g). Summary of Significant Accounting Policies — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements — Note 21. Financial Instruments” in the Company’s 2002 Annual Report on Form 20-F.

PART I

FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES

      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation

      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, we reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace & Co. was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the our entitlement to indemnification from Sealed Air for all losses and expenses incurred by us relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

PART II

OTHER INFORMATION — (Continued)

      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that we do not infringe on patents held by Baxter International, Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against us for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against us seeking monetary damages and injunctive relief, and alleging that we willfully infringed on Baxter’s patents. We believe our claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

      In November 2003, we settled without litigation all claims raised by the final group of insurance companies who had contacted us concerning allegations of inappropriate billing practices and misrepresentations. The costs of the settlement will be charged against previously established accruals. See “Accrued Special Charge for Legal Matters” below.

Other Litigation and Potential Exposures

      From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of our business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of

PART II

OTHER INFORMATION — (Continued)

insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

      We have also had claims asserted against us and had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlement with insurers are charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of these accruals.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K/6-K

(a) Exhibits

Exhibit No.	Item

10.1	Amendment No. 1 dated as of August 22, 2003 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein, (incorporated by reference to Exhibit 4.2 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. dated November 13, 2003).
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

(b) Reports on Form 8-K/6-K

      During the three-month period ended September 30, 2003, the Company filed five reports on Form 6-K.

      The dates of the reports and the information reported in each are as follows:

August 5, 2003	Earnings press release as of and for the three and six months ended June 30, 2003.
August 14, 2003	Financial statements of the Company as of and for the three and six months ended June 30, 2003.
August 18, 2003	6-K/A for the financial statements of the Company as of and for the three and six months ended June 30, 2003. September 4, 2003 Press release announcing the appointment of Lawrence Rosen as Chief Financial Officer.
September 9, 2003	Announcement of Amendment 1 to the 2003 Senior Credit Agreement.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: November 14, 2003

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ LAWRENCE ROSEN

Name: Lawrence Rosen
Title: Chief Financial Officer